SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated March 30, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	1173U	March 30, 2007
2.	Regulatory News Service Notice	1168U	March 30, 2007
3.	Regulatory News Service Notice	9288T	March 28, 2007

07022463

SUPPL

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SEC File No. 82-34751

"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

03/30/07 09:43 AM

To "eleanor.besserman@ele..............." <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Total Voting Rights

This Email Alert service is brought to you by Elementis

RNS Number:1173U
Elementis PLC
30 March 2007

Elementis plc ("the Company")

In accordance with the provisions of the Financial Services Authority's Disclosure and Transparency rules, the Company announces that it has an issued and voting share capital of 441,978,470 ordinary shares of 5p each at 30 March 2007. The Company holds 19,901 ordinary shares as treasury shares. Therefore, the total number of voting rights in Elementis plc is 441,998,371 as at 30 March 2007.

The above figure may be used by shareholders as the denominator when calculating their interests in the Company for the purpose of determining whether they are required to notify their interest under the FSA's Disclosure and Transparency Rules.

Kathryn Silverwood
Company Secretary

30 March 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVROKKKQQBKDQNN

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/30/07 09:42 AM

To "eleanor.besserman@eler.
<eleanor.besserman@elementis.com>
cc
bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:1168U
Elementis PLC
30 March 2007

Elementis PLC
30 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

29 March 2007

6. Date on which issuer notified:

30 March 2007

7. Threshold(s) that is/are crossed or reached:

7% to 6%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 31,080,069

Number of Voting Rights 31,080,069

Resulting situation after the triggering transaction

Number of shares 30,821,790

Number of voting rights Direct 0

Number of voting rights Indirect 30,821,790

% of voting rights Direct 0

% of voting rights Indirect 6.98%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 30,821,790

% of voting rights 6.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

END
HOLILFSSVLIIVID

"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

03/28/07 12:05 PM

To "eleanor.besserman@elem
<eleanor.besserman@elementis.com>
cc
bcc
Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:9288T
Elementis PLC
28 March 2007

Elementis PLC
28 March 2007

Elementis plc ("the Company")

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Elementis plc

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

Barclays plc

4. Full name of shareholder(s) (if different from 3):

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

27 March 2007

6. Date on which issuer notified:

28 March 2007

7. Threshold(s) that is/are crossed or reached:

6% to 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

GB0002418548

Situation previous to the Resulting situation after the triggering transaction

Number of shares 30,833,241

Number of Voting Rights 30,833,241

Resulting situation after the triggering transaction

Number of shares 31,078,358

Number of voting rights Direct 0

Number of voting rights Indirect 31,078,358

% of voting rights Direct 0

% of voting rights Indirect 7.03%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument

Expiration date

Exercise/ Conversion Period/ Date

Number of voting rights that may be acquired if the instrument is exercised/ converted.

% of voting rights

Total (A+B)

Number of voting rights 31,078,358

% of voting rights 7.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Barclays Bank plc
Barclays Capital Securities Ltd
Barclays Global Investors Ltd
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Geoff Smith

15. Contact telephone number: 020 7116 2913

END
HOLILFIDVIITFID

END